Electronics For Imaging, Inc.

303 Velocity Way

Foster City, CA 94404

July 10, 2009

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Barbara C. Jacobs, Assistant Director

Evan S. Jacobson, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Electronics For Imaging, Inc.

Form 10-K and Form 10-K/A for the Fiscal Year Ended

December 31, 2008 filed March 20, 2009 and

April 30, 2009, respectively

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 11, 2009

Form 8-K filed April 29, 2009

File No. 000-18805

Dear Ms. Jacobs and Mr. Jacobson:

Electronics For Imaging, Inc. (the “Company”) submits this letter in response to the comment letter dated June 25, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Comment Letter. The Company’s responses follow the Staff’s comments.

In connection with the Comment Letter, the Company is filing an amendment (the “Form 8-K/A”) to the above-referenced Form 8-K initially filed with the Commission on April 29, 2009. For your convenience, enclosed is a courtesy package which includes five copies of the Form 8-K/A, three of which have been marked to show changes from the prior filing.

In connection with the submission of this letter and the supplementally provided materials in partial response to comment 6 below (the “Company Reports”), the Company respectfully requests that the Company Reports be held confidential and returned to the registrant in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

United States Securities and Exchange Commission

July 10, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Significant Relationships, page 6

1.	Please make sure that future filings include a complete description of the material terms of your license agreement with Adobe, including, but not limited to, its duration.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will include in its relevant future filings a complete description of the material terms of its license agreement with Adobe, including, but not limited to, its duration.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

2.	We note your disclosure surrounding a “change in allocation methodology” on certain overhead expenses. Tell us more about this change and whether it fits within the definitions provided for in paragraph 2 of SFAS 154. Further, tell us what consideration you gave to providing more detail on this issue within your filing.

Response: In 2008, we engaged in a detailed review of our facility (“Facility”) and information systems (“IS”) cost allocation to the three operating expense and cost of revenue lines of our statement of operations.

Historically, Facility costs have been allocated based on headcount. We concluded in 2008 that our methodology warranted review as we significantly reduced our number of facilities and began the process of liquidating a large portion of our real estate holdings. As part of this process, we moved from a headcount based allocation methodology to one based on the amount of square footage allocated to specific activities because we believed that this methodology was more reflective of the nature and benefits of the related costs. Based on the factors enumerated in SFAS 154, the Company respectfully advises the Staff that we do consider the allocation basis followed in the prior periods to be appropriate for 2007.

In 2008, our IS costs were primarily allocated to the functional line that was receiving the associated IS service.

The change in allocation methodology did not impact operating margins but only merely changed where the costs reside on the operating expense and, to a much smaller extent, cost of sales lines of our statement of operations. In 2007, a small portion of our overall IS project costs

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July 10, 2009

were allocated to the G&A functions that requested the IS project rather than the functional line that benefited from the IS project.

We considered the level of disclosure for this event in light of the definitions of SFAS 154 paragraph 2. We concluded that the refinement would be disclosed in the MD&A section of our Form 10-K. We do not believe that our change in allocation methodology meets the criteria for a change in an accounting estimate or error as defined by SFAS 154 paragraph 2.

The Company respectfully advises the Staff that it believes that the allocation refinement is adequately disclosed as part of the overall analysis of expenses within the MD&A. We will continue to evaluate the adequacy of the disclosure based on the Staff comment and will include further clarification on the change of the basis of the allocation if considered appropriate in relevant future filings.

Notes to Consolidated Financial Statements

Note 1. The Company and Its Significant Accounting Policies

Revenue Recognition, page 67

3.	We note that the Company sells its products through resellers (i.e. OEMs and distributors). Please explain your revenue recognition policy for products sold through your resellers. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis. Also, tell us whether you offer your resellers any rights of return or price protection and if so, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

Response: Revenue for our products sold through resellers and distributors is recognized on a sell-in basis when 1) product has been delivered, 2) persuasive evidence of an arrangement exists, 3) the fee is fixed or determinable, and 4) collection of the resulting receivable is reasonably assured, as further explained below.

Delivery generally is complete when title and risk of loss is transferred at point of shipment from manufacturing facilities, or when product is delivered to the customer’s local common carrier. In some instances we also sell our products (primarily wide format printers) using sales agreements with terms resulting in different timing for revenue recognition, as follows: a) if the title and/or risk of loss is transferred at a location other than our manufacturing facility, revenue is recognized at the point when title and/or risk of loss for the product(s) transfers to the customer, per the terms of the agreement; b) if the title is retained until payment is received, revenue is recognized at the time when passage of title occurs upon payment receipt; c) if payment is contingent upon completion of installation of products, payment tied to installation is deferred until installation is complete, upon occurrence of which revenue is

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July 10, 2009

recognized; or d) if the sales arrangement is classified as an operating lease, revenue is recognized ratably over the lease term.

Products must be shipped against written customer purchase orders. We use either a binding purchase order or signed contract as evidence of an arrangement. Sales through some of our OEMs are evidenced by a master agreement governing the relationship together with a binding purchase order. Our arrangements generally do not include product acceptance clauses. In the case where acceptance is required, revenue is recognized when the product is accepted by the customer.

We assess whether the fee is fixed or determinable based on the terms of the contract or purchase order. We assess collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If it is determined that collection of a fee is not reasonably assured, the arrangement fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash.

We do not offer our resellers any rights of return or price protection.

The discussion of our revenue recognition policy as it relates to indirect sales in our footnote disclosures was part of the wider discussion of our revenue recognition policies for each of our revenue streams. A discussion of indirect sales was included specifically in this section because we use master agreements with our resellers as opposed to individual contracts with our direct-sale customers.

Note 4. Goodwill and Long-lived Intangible Asset Impairment, page 74

4.	Your disclosure on page 76 indicates that you obtained a third-party interim valuation for your Inkjet product category. Please describe the nature and extent of the third-party involvement in your determination of the fair value assigned to the intangible assets acquired and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance. In this regard, we note that you appear to have current registration statements that incorporate by reference your Form 10-K.

Response: On an annual basis, the Company reviews the carrying value of our long-lived intangible assets. In the fourth quarter of 2008, we determined that based on a combination of factors including macroeconomic conditions, the erosion in our market capitalization and the lowering of our 2009 revenue outlook, there were sufficient indicators to require the Company to perform an interim impairment of our Goodwill and Long-lived assets for the Inkjet unit.

In analyzing whether there was an impairment of the Inkjet unit, we reviewed the factors that could trigger an impairment charge. As part of this process, we engaged a third-party

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July 10, 2009

valuation firm to aid management in its analysis. All estimates, key assumptions and forecasts were either provided by or reviewed by the Company. While we chose to utilize a third-party valuation firm, the conclusions presented in the Form 10-K are those of management.

The Company did not rely on the third-party valuation firm as an expert. In making the disclosure on page 76 of the Form 10-K regarding the third-party interim valuation, the Company’s intent was to describe the diligence of its valuation process and not to have the third-party valuation firm act as an expert with respect to the Company’s valuation of the product category.

The Company respectfully advises the Staff that the Company does not believe the written consent of the third-party valuation firm is required because the Company has not stated or implied that the information regarding the valuation of the Inkjet product category is based upon the authority of or in reliance upon the third-party valuation firm as an expert, nor was the report, valuation or opinion of the third-party valuation firm included or summarized in the Form 10-K. Accordingly, we do not believe the written consent of such firm is required under Rule 436(b) of Regulation C or under the Staff guidance in Question 141.02. Moreover, while the Company has current registration statements that incorporate by reference its Form 10-K, the Company does not believe that the inclusion or summary of the third-party valuation is necessary to make the required statements in the registration statements, in the light of the circumstances under which they are made, not misleading under the general disclosure requirement of Securities Act Rule 408.

While the Company believes that its disclosure makes clear that the determination of the fair value of the intangible assets acquired is a statement of the registrant rather than a statement of the third-party valuation firm, as required by Question 141.02, the Company will include the following sentence in its relevant future filings: “The impairment charge and related valuations represent conclusions of management of the Company and not conclusions or statements by any third party.”

Note 11. Income Taxes, page 86

5.	Please explain the reasons behind the disproportionate amount of net loss attributable to U.S. operations for the year ended December 31, 2008 and 2007. Further, explain why you have not provided discussion of this fiscal year 2008 and 2007 loss allocation in your MD&A.

Response: The disproportionate net loss in 2007 attributable to U.S. operations was primarily the result of two factors: 1) significant costs associated with a stock option review and 2) the inclusion of the results from a U.S. company acquired in October 2006.

The disproportionate net loss in 2008 attributable to U.S. operations was a result of several factors, including: 1) impairment charges associated with a write-down in value of acquired intangible assets and 2) an increase in stock-based compensation expenses.

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Although the Company discussed the impact of several of these charges, the Company will expand its discussion of income (loss) allocations between the U.S. and international operations in its relevant future filings.

Note 15. Information Concerning Business Segments and Major Customers, page 97

6.	We note your disclosures in Note 15 where you indicate that the Company does not have separate operating segments for which discrete financial information is prepared. We further note that management makes operating decisions and assesses performance “primarily” based on the marketplace acceptance of your products, which is “typically” measured in revenues. Please explain further how you considered paragraph 10 of SFAS 131 in determining that the Company had only one operating segment at December 31, 2008. In this regard, tell us what information the CODM regularly received with regards to each product group. If the CODM received information beyond revenue data, then please explain further why this information was not considered useful to managing your business and allocating resources. Also, tell us when you began refining your enterprise management processes and tell us the specific point in time that management determined additional segment disclosures were necessary. Please provide a copy of a typical report provided to your CODM during fiscal 2008 and a copy of the reports provided after the segments changed in fiscal 2009.

Response: The foundation of our organizational structure is composed of our Chief Executive Officer (CEO), President and Chief Financial Officer (CFO). As disclosed in our Form 10-K, our Chief Operating Decision Maker group (CODM group) comprises these three executive officers. Some of the direct reports to the CEO and President are the general managers of the three product categories—Controllers, Advanced Professional Print Software or APPS products and Inkjet products. These general managers are primarily responsible for product offerings and development and market development.

With paragraph 10 of SFAS 131 in mind, the Company evaluated throughout 2008 the primary measures and processes used by the CODM group to evaluate Company performance and allocate resources within the enterprise. As we disclosed in our Form 10-K, our conclusion related to the single operating segment performance measure was that market acceptance of our products, as determined by revenue performance across the enterprise, was a primary contributor to the evaluation process. It is very important to our CODM group, and to the ultimate success of our enterprise strategy, that the market acceptance and revenue contribution of our products be monitored closely in order to provide timely information for managing our investments in research and development and other operating expenses, most of which are fixed in nature and managed on an enterprise basis as shared services or other similar arrangements. In particular, our enterprise spending targets are tied very closely to overall revenue for the enterprise regardless of the individual product contributors; this strategy allows our enterprise wide revenue and cash flow to fund the continued innovation across all of our products.

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July 10, 2009

Our strategy to be the leader in innovative printing solutions across the industry requires our CODM group to focus on the enterprise, and look beyond the individual product category successes and shortfalls, in order to appropriately leverage potential synergies across our product portfolio. This focus is the foundation of our position with respect to our segment disclosure.

We are providing supplementally to the Staff a copy of our December 31, 2008 quarterly management report that is used by the CODM group; this report is also presented to and discussed with our audit committee each quarter. Throughout the report, there is information used by our CODM group, at an enterprise level, to understand some of the performance successes and shortfalls for our products and performance with respect to controlling costs. We believe that, notwithstanding the limited presentation of gross margin, inventory and accounts receivable information by product category in the report, our single segment approach is in conformity with the provisions of SFAS 131 as the CODM group does not determine the allocation of resources to, or assess the performance of, the product categories based on this limited information. As discussed above, the market acceptance of our products is monitored by the CODM group based primarily on the review of the revenue generated by each of the product categories.

However, and probably most importantly, we are cognizant of the inherent subjectivity and judgment that needed to be applied in this area since we disclosed in our Form 10-K at December 31, 2008 that we were transitioning to a three operating segment disclosure approach beginning in our first quarter of 2009. The substantive judgments required for the 2008 segment disclosures and the transition path to reporting three segments were discussed with our audit committee in connection with the preparation of our 2008 Form 10-K. As more fully described below, we believe this change in disclosure for 2009 will enhance our transparency to investors contemporaneous with the CODM group refining its information collection and resource allocation and performance analysis processes. Beginning in 2009, the CODM group will rely more heavily on gross margin data as the primary operating segment performance measure. This increased reliance by the CODM group on gross margin data has evolved due to investments made in data collection systems and processes within the Company; at the same time, the global economic environment continues to be challenging which has necessitated increased management vigilance in monitoring our performance more closely at a product category basis.

We have also provided supplementally to the Staff a copy of our March 31, 2009 quarterly management report in the form and format that was instituted in 2009 and continues to be used by our CODM group and presented to the audit committee. As depicted in this 2009 report, there is an increased emphasis on data collection at the product category level. We are still refining the report and we will, beginning in the second quarter of 2009, present the Inkjet segment on a combined basis which will capture the information for VUTEk, Jetrion and Rastek. Our CODM group believes that decisions related to performance and resource allocation are more appropriate at the combined level due to the many synergies and technology leverage between the products and strategy in these units; that belief of our CODM group serves as the basis for the disclosure of Inkjet on a combined basis, and not based on the separate products of the individual product units.

Also as depicted in this 2009 report, there are operating margin data for the three segments. We have disclosed gross margin data in accordance with SFAS 131, and not operating margin data, because our CODM group does not believe that the expense allocations among the three segments is relevant to managing the resources of the enterprise. This belief is based on the subjective nature of the allocations among the segments and the nature of the

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operating expenses and, therefore, the CODM group relies more heavily on the gross margin data as the primary operating segment performance measure.

Our operating expenses are largely fixed and shared services for all product categories and are most efficiently leveraged and managed on an enterprise basis. Our shared services report directly to the CEO, President or CFO. Examples of our shared services are:

a.	Finance and accounting (including tax)

b.	Information systems

c.	Human resources

d.	Legal and regulatory functions

e.	Sales and marketing

i.	Sales operations

ii.	Sales distribution and channel management

iii.	Tradeshow activities

Our decision to change the segment disclosure from one to three segments evolved over 2008 and, therefore, no specific date is particularly relevant to the evaluation of the change. The change in segments was first presented to our audit committee in the fall of 2008 and our final decision to change was made in February 2009. The steps leading up to this change in the CODM group decision making processes were heavily dependent on the underlying system and data collection processes within the Company.

In 2008, we took the following steps to prepare for three operating segments:

•	We implemented a new reporting tool to improve management reporting.

•	We began the documenting of our processes to ensure our new reporting tool is accurate from a financial reporting and control perspective.

•	We commenced training of our key employees in finance and operations on the management reporting tools and systems.

•	We followed a single segment planning process for the last time.

•	We performed a 2009 planning process (which culminated in a final plan in February 2009) using our newly created operating segments.

Exhibits 31.1 and 31.2

7.

In your June 30, 2006 response to comment 11 of our letter dated June 16, 2006, you stated that “the Company will use the exact language of the 302 certifications required by Item 601(b)(31) of Regulation S-K and will not alter the 302 certifications in any manner in its future Form 10-K and Form 10-Q filings.” Although the certifications for your quarterly reports on Form 10-Q for the quarters ended September 30, 2008 and March 31, 2009 use the exact language

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required by Item 601(b)(31) of Regulation S-K, we note that you made the following changes to the certifications for your Form 10-K:

•	Included the title of the certifying individual when identifying the individual at the beginning of the certification;

•	Replaced the word “report” with “annual report” in paragraph 3; and

•	Modified the language of paragraph 4(d).

The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will conform your disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will conform its disclosures in relevant future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 11. Common Stock Repurchase Programs, page 16

8.	We note that the Company entered into a $30 million accelerated share repurchase program with UBS AG. Tell us how you considered EITF 99-7 in accounting for this program. In this regard, tell us how you accounted for the forward contract and tell us what impact the initial 2.8 million shares repurchased and the forward contract had on the Company’s earnings per share calculations. Also, tell us whether you considered expanding your disclosures regarding this program to include a more detailed discussion of the forward contract and to more clearly explain how you account for this program and the effect on the Company’s earnings per share.

Response: As disclosed, we have a capped forward sale with UBS AG, London Branch (“UBS”). The purpose of the forward component is to reconcile the number of shares the Company will receive under the Accelerated Stock Repurchase (“ASR”), if any. We will receive a net share settlement where UBS would deliver to the Company a number of shares equal to the difference between the minimum delivery number of shares and the number of shares reflecting the VWAP (Volume Weighted Average Price). These repurchased shares are recorded as treasury stock.

Consistent with EITF 99-7, the overall ASR includes two components: 1) a treasury stock purchase and 2) a forward contract indexed to the Company’s own common stock. As per EITF 99-7, the forward contract is a freestanding instrument to be analyzed under FAS 150 and FAS 133. The forward contract falls outside the scope of FAS 150 as the forward contract is not an outstanding share or financial instrument that requires a mandatory redemption and the

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provisions of the forward agreement, upon settlement of the ASR, are structured such that the Company can only receive additional shares and is not obligated to transfer any assets or issue shares. Further, the forward contract requires explicit net share settlement of the Company’s stock. As the settlement provisions of the ASR do not preclude the forward component of the ASR from being considered indexed to the Company’s own stock per the provisions of EITF 07-5 and it meets classification in stockholders’ equity based on the guidance of EITF 00-19, the forward contract is not subject to FAS 133 because it meets the scope exception of FAS 133 paragraph 11(A).

For the quarter ended March 31, 2009, the forward contract was anti-dilutive as the forward contract represents a contingent number of shares that would be delivered to the Company by UBS. As the shares were anti-dilutive, their impact has not been considered in the computation of earnings per share (“EPS”) in accordance with the guidance under FAS 128.

Upon receipt of the 2.8 million shares repurchased, they were removed from the share count used for calculation of EPS effective after delivery to the Company.

The Company will expand its disclosure in its Report on Form 10-Q for the quarterly period ended June 30, 2009 with respect to the contingent features of the ASR.

Form 8-K Filed April 29, 2009

9.	We note your use of non-GAAP measures in the Form 8-K filed April 29, 2009 that exclude a number of items that appear to be recurring in nature. Please revise to include the following disclosures pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appear to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Additionally, it is unclear why certain excluded items should not be considered in

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assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

Response: In response to the Staff’s comment, the Company is filing an amendment to its Form 8-K initially filed April 29, 2009, which Form 8-K/A includes the following disclosure:

“About our Non-GAAP Net Income and Adjustments. To supplement our consolidated financial results prepared under generally accepted accounting principles, or GAAP, we use non-GAAP measures of net income and earnings per diluted share that are GAAP net income and GAAP earnings per diluted share adjusted to exclude certain recurring and non-recurring costs, expenses and gains.

We believe that the presentation of non-GAAP net income and non-GAAP earnings per diluted share provides important supplemental information to management and investors regarding non-cash expenses, significant recurring and nonrecurring items that we believe are important to understanding our financial and business trends relating to our financial condition and results of operations. Non-GAAP net income and non-GAAP earnings per diluted share are among the primary indicators used by management as a basis for planning and forecasting future periods and by management and our board of directors to determine whether our operating performance has met specified targets and thresholds. Management uses non-GAAP net income and non-GAAP earnings per diluted share when evaluating operating performance because it believes that the exclusion of the items described below, for which the amounts and/or timing may vary significantly depending upon the Company’s activities and other factors, facilitates comparability of the Company’s operating performance from period to period. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our business and the valuation of our Company.

We compute non-GAAP net income and non-GAAP earnings per diluted share by adjusting GAAP net income and GAAP earnings per diluted share to remove the impact of recurring amortization of acquisition-related intangibles, stock-based compensation expense, as well as restructuring related and non-recurring charges and gains and the tax effect of these adjustments. Such non-recurring charges and gains include project abandonment costs, asset impairment charges, costs related to our stock option review completed in 2008, certain legal settlements, and our sale of certain real estate assets. Examples of these excluded items are described below:

•	Amortization of acquisition-related intangibles. Intangible assets acquired to date are being amortized on a straight-line basis.

•	Stock-based compensation expense is recognized in accordance with SFAS 123R.

•	Non-recurring charges and gains, including:

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-	Restructuring related charges. We have incurred restructuring charges as we reduce the number and size of our facilities and the size of our workforce.

-	Project abandonment costs consist of equipment and non-cancellable purchase orders incurred relating to a planned product that was cancelled.

-	Sale of certain real estate assets. On January 29, 2009, we sold a portion of the Foster City, California campus for $137.5 million to Gilead Sciences, Inc.

•	Tax effect of these adjustments.

These non-GAAP measures are not in accordance with or an alternative for GAAP and may be materially different from non-GAAP measures, including similarly titled non-GAAP measures, used by other companies. The presentation of this additional information should not be considered in isolation from, as a substitute for, or superior to, net income or earnings per diluted share prepared in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect certain items that may have a material impact upon our reported financial results. We expect to continue to incur expenses of a nature similar to the non-GAAP adjustments described above, and exclusion of these items from our non-GAAP net income and non-GAAP earnings per diluted share should not be construed as an inference that these costs are unusual, infrequent or non-recurring.”

In addition, the Company supplementally advises the Staff that, while several of the excluded items are recurring in nature, the Company believes it is appropriate to exclude them. For example, non-cash amortization charges can fluctuate significantly based on the nature, timing and size of past acquisitions and may be affected by any future acquisitions. This makes comparisons of the Company’s current and historic operating performance difficult. Therefore, management excludes such accounting expenses when analyzing the results of the Company’s operations including those of acquired entities.

Finally, while the charges for stock-based compensation are of a recurring nature, the Company excludes them from its results of operations because they are not reflective of its operating performance. Stock compensation does not typically require cash settlement by us, and the stock-based compensation charges are often the result of complex calculations using an option pricing model that estimates stock-based awards’ fair value based on factors such as volatility and risk-free interest rates that are beyond the Company’s control and not related to operating performance. By excluding stock-based expense from the non-GAAP measure, investors can better understand the impact of SFAS 123R on the Company’s results of operations. In addition, the expense related to stock-based awards is generally not controllable in the short-term and can vary significantly based on the timing, size and nature of awards granted. Although stock-based compensation is necessary to attract and retain quality employees, the Company primarily focuses on overall stockholder dilution when evaluating equity awards and their impact, rather than on the accounting charges associated with such stock-based compensation. The Company further believes that a non-GAAP financial measure that excludes

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stock-based compensation is useful in understanding the long-term performance of the Company from period to period and may facilitate comparability of the Company’s operating results with those of other companies. As such, the Company does not include such charges in its operating plans.

10.	We also note your reference to “core operating results” in your discussion of non-GAAP disclosures. If you intend to use this terminology in your future filings, ensure that it is adequately defined and that you have fully explained how you determine that the excluded items are not representative of your “core operations.”

Response: The Company acknowledges the Staff’s comment and confirms that, if it uses the terminology “core operating results” in its future filings, the Company will ensure that the term is adequately defined and will fully explain how it determines that the excluded items are not representative of its “core operations.” The Company notes that it is not including any reference to “core operating results” in its Form 8-K/A referred to hereinabove, as excerpted above in response to comment 9.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 11

11.	You provide executive compensation disclosure for your chief executive officer, president, and chief financial officer. Please help us to understand how you determined that you need not provide disclosure for the next two most highly compensated officers who were serving as executive officers at the end of your last completed fiscal year in accordance with Item 402(a)(3)(iii) of Regulation S-K. Please note that in some cases, it would be appropriate to include executive officers or other employees of subsidiaries. See Instruction 2 to Item 402(a)(3) for additional guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, other than the Company’s three named executive officers, the Company does not have any officers, including any officers or other employees of subsidiaries, who perform policy-making functions for the registrant. The Company confirms that it has considered Instruction 2 to Item 402(a)(3) in making this determination, and that all policy-making functions for the registrant, including its subsidiaries, are performed solely by the named executive officers. Accordingly, in accordance with Rule 3b-7 under the Exchange Act, there are not any additional executive officers for whom compensation disclosure is required to be provided under Item 402 of Regulation S-K.

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Item 13. Certain Relationships and Related Transactions, and Director Independence, page 25

12.	We note that the audit committee of your board of directors has the responsibility for reviewing and approving in advance any proposed related party transactions. In future filings, please include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that in relevant future filings it will include a statement that its related party transactions policies and procedures are in writing. The obligation of the audit committee of the board of directors of the Company to review and approve in advance any proposed related party transaction is set forth in writing in the charter of the audit committee. Further, the Company’s Code of Business Conduct and Ethics provides that the nature of all related party transactions must be fully disclosed to the CFO, and, if determined to be material by the CFO, the audit committee must review and approve in writing in advance such related party transactions.

* * * * * * *

The Company advises the Staff that it acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of these filings. Should the Staff have any additional questions or comments, please direct them to Bryan Ko, Esq., General Counsel of the Company, at (650) 357-3776.

Very truly yours,

/s/ John Ritchie

John Ritchie

Electronics For Imaging, Inc.

cc:	Guy Gecht, Electronics For Imaging, Inc.

Bryan Ko, Esq., Electronics For Imaging, Inc.

Justyna Rostocka, Esq., Electronics For Imaging, Inc.

Robert A. Koenig, Esq., Latham & Watkins LLP